Exhibit 99.1

Press Release
Descartes Acquires PackageRoute
Strengthens Final-Mile Carrier Capabilities

WATERLOO, Ontario and ATLANTA, Georgia, June 19, 2025 -- Descartes Systems Group (TSX: DSG) (Nasdaq: DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired PackageRoute, a leading provider of final-mile carrier solutions.
Based in the US, PackageRoute’s mission is to simplify and optimize the daily operations of final-mile carriers. The company offers a mobile and web-based platform that provides real-time visibility into package deliveries, route optimization, and fleet management. PackageRoute’s software integrates seamlessly with pickup and delivery data, enabling contractors and drivers to make better-informed decisions and operate more efficiently.
“PackageRoute works primarily with subcontracted delivery service providers working as agents for larger carriers,” said James Wee, General Manager of Routing, Mobile and Telematics at Descartes. “We believe PackageRoute customers can get substantial value from our integrated Descartes GroundCloud routing, safety and compliance solutions.”
Descartes GroundCloud helps ensure seamless operations, end-to-end visibility, and standards of safety and compliance are met, including helping final-mile carriers comply with the various safety mandates of large transportation brands.
“We continue to invest in solutions that help final-mile carriers deliver shipments safely and efficiently,” said Edward J. Ryan, Descartes’ CEO. “We’re thrilled to welcome PackageRoute’s customers, partners and team of domain experts into the Descartes family.”

PackageRoute is headquartered in Sammamish, WA. Descartes acquired PackageRoute for approximately US $2 million, satisfied from cash on hand.
About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we

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have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of PackageRoute and its solution offerings; the potential to provide customers with final-mile carrier solutions; other potential benefits derived from the acquisition and PackageRoute’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the PackageRoute business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	2